FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number – 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Name of Registrant)

7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):

Not applicable.

(1) NOTICE OF CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT
LETTER TO THE BOARD OF DIRECTORS

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Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 2373 1946
Fax: 91 40 2373 1955

www.drreddys.com

NOTICE OF CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Dr. Reddy’s Laboratories Limited was notified by its existing US GAAP accountants, KPMG (Registered), an Indian partnership, (“KPMG India”) that for the fiscal year ended March 31, 2004, KPMG LLP, a UK limited liability partnership (“KPMG LLP”) would serve as the Company’s US GAAP accountants. The change was made at the request of KPMG India.

Dr. Reddy’s reports financial results in accordance with both US GAAP and Indian GAAP. Under the rules promulgated by the United States Securities and Exchange Commission (the “SEC”), the change from KPMG India to KPMG LLP for the fiscal year ended March 31, 2004 and subsequent fiscal years constitutes a change in the registrant’s certifying accountants. The change, however, is likely to be transitory, with KPMG India expected to be re-appointed as the Company’s US GAAP accountants once it has successfully completed its registration with the United States Public Company Accounting Oversight Board (the “PCAOB”). There has been no change in the company’s Indian GAAP accountants, Bharat S. Raut and Co.

The reports of KPMG India on the Company’s financial statements for each of the fiscal years ended March 31, 2002 and 2003 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended March 31, 2002 and 2003 and through the date of change of accountants, there were no disagreements with KPMG India on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of KPMG India, would have caused them to make reference to the subject matter in connection with their reports on the Company’s financial statements for such years. There were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

The Company has received a letter from KPMG India setting forth the foregoing disclosures. Attached as Exhibit 1 is a copy of the of KPMG India, dated May 25, 2004, to the Company stating its agreement with such statements.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dr. Reddy’s Laboratories Limited

(Registrant)

Date: June 8, 2004	By:	/s/ V.S. Vasudevan (Signature)*
	Name:	V. S. Vasudevan
	Title:	Chief Financial Officer

*Print the name and title of the signing officer under his signature.

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